FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
  Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016
Commission File Number: 001-33068

ULTRAPETROL (BAHAMAS) LIMITED
 (Translation of registrant's name into English)

Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

 Attached hereto as Exhibit 1 is a copy of a press release issued by Ultrapetrol (Bahamas) Limited on April 18, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPETROL (BAHAMAS) LIMITED
(registrant)

By:	/s/ Cecilia Yad
Name:	Cecilia Yad
Title:	Chief Financial Officer

Dated: April 18, 2016.

Exhibit 1

ULTRAPETROL REPORTS FINANCIAL RESULTS
FOR FOURTH QUARTER AND FULL YEAR 2015

NASSAU, Bahamas, April 18, 2016 -- Ultrapetrol (Bahamas) Limited (NASDAQ: ULTR), an industrial transportation company serving marine transportation needs in three markets (River Business, Offshore Supply Business and Ocean Business), today announced financial results for the fourth quarter and full year ended December 31, 2015.

Full Year 2015 highlights:

•	Recorded full year 2015 revenues of $347.5 million;

•
Recorded adjusted consolidated EBITDA of $53.1 million in 2015[1],which includes adjusted EBITDA of $16.5 million from our River Business, adjusted EBITDA of $43.4 million from our Offshore Supply Business, adjusted EBITDA of $(2.1) million from our Ocean Business, and adjusted EBITDA of $(4.8) million from foreign currency exchange cash losses mainly from our Brazil subsidiary.

•
Recorded total adjusted net loss and adjusted net loss per share of $(40.5) million and $(0.29), respectively, in 2015, which excludes the effect of a non-cash loss of $(8.0) million corresponding to a $(5.6) million impairment charge of goodwill and intangible assets related to Ravenscroft on account of the discontinuation of our ship management operation and a $(2.4) million loss of our Alejandrina, which was sold on January 28, 2016, in order to write down the carrying amount to its estimated fair value; excludes a $0.4 million gain related to the sale of dry barges which were subsequently leased back to the Company (for accounting purposes, the gain from the sale is being deferred over the term of the lease up to the present value of the lease payments); and excludes the effect of a $0.1 million gain for deferred taxes on unrealized foreign exchange gains on U.S. dollar-denominated debt of our Brazilian subsidiary in our Offshore Supply Business.[2] Before adjusting for these effects, the recorded total net loss and net loss per share are $(48.0) million and $(0.34), respectively;

•	Adjusted EBITDA for our River Business segment increased from $0.2 million in FY 2014 to $16.5 million in FY 2015.

Fourth Quarter 2015 and subsequent events highlights:

•
On December 15, 2015, the Company did not make the $10.0 million interest payment due December 15, 2015, on its outstanding 8.875% First Preferred Ship Mortgage Notes due 2021 (the "Notes"). On January 14, 2016, the 30-day grace period for the Company to make such repayment ended with no cure.

•
On January 11 and 15, 2016, the Company entered into forbearance and waiver agreements through March 31, 2016, with lenders to certain of the Company's subsidiaries in its Offshore and River business, respectively.

•
On January 28, 2016, the Company entered into a MOA whereby we agreed to sell the Product Tanker Alejandrina for gross proceeds of $4.9 million. This vessel was subsequently delivered to buyers on March 7, 2016. Subsequently, on the same date, we completed the repayment of $2.9 million outstanding under the senior loan facility with Natixis.

•
On January 29, 2016, the Company announced that, as a result of its negotiations with advisors representing in excess of 85% of the holders of the Notes, the Company reached a forbearance and waiver agreement through March 31, 2016 (the "Bondholder Forbearance Agreement"). This agreement provided for the appointment of two new, independent directors, as well as but not limited to the formation of a special committee that, among other things, is exploring options and will make recommendations to the Company's board of directors in connection with the restructuring of the Company.

•	On April 5, 2016, the Company announced that it reached an agreement with its secured lenders to extend its existing forbearance and waiver agreements through April 30, 2016.

[1]	For a reconciliation of non-GAAP measures, please see the tables included under the supplemental information section of this release.
[2]
For a detailed explanation of these adjustments and other adjustments elsewhere in this release, see "Overview of Financial Results" and the tables included under the Supplemental Information section of this release.

Damián Scokin, Ultrapetrol's President and Chief Executive Officer, stated, "While we have made real progress over the course of 2015 in identifying opportunities to improve our operations and realize cost savings, historically weak commodity markets have hampered our ability to translate that progress into bottom line results. Despite these headwinds, we intend to continue to strengthen our long-term prospects and profitability by enhancing operational performance across the businesses, controlling costs and capex, securing alternative employment for vessels currently experiencing off-hire, and maximizing the profitability of our contracts and assets through improved utilization and efficiency."

Mr. Scokin continued, "At the same time, we also continue to engage in productive negotiations with our secured lenders as we seek to achieve a consensual financial restructuring that results in a sustainable capital structure that supports our long-term success. Along this process we were able to continue delivering consistently excellent service to our customers, and we remain confident that we can arrive at a successful resolution that benefits all stakeholders. We believe that the steps we are taking will position us to not merely go through this downturn, but to thrive at such time as the market experiences a recovery."

Overview of Financial Results

Total revenues for the fourth quarter of 2015 were $71.1 million as compared with $78.6 million in the same period of 2014.

Adjusted EBITDA for the fourth quarter of 2015 was $2.2 million as compared with a loss of $(1.7) million in the same period of 2014. For a reconciliation of adjusted EBITDA to cash flows from operating activities, please see the tables at the end of this release.

Adjusted net loss for the fourth quarter of 2015 was $(26.0) million, or $(0.19) per share as compared with net loss of $(25.6) million, or $(0.18) per share, during the same period of 2014. Fourth quarter 2015 adjusted net loss excludes the effect of a non-cash loss of $(8.0) million corresponding to a $(5.6) million impairment charge of goodwill and intangible assets related to Ravenscroft on account of the discontinuation of our ship management operation and a $(2.4) million loss related to our Alejandrina, which was sold on January 28, 2016, to write down the carrying amount to its estimated fair value; excludes the effect of a $0.3 million gain for deferred taxes on unrealized foreign exchange losses on U.S. dollar-denominated debt of our Brazilian subsidiary in our Offshore Supply Business; and excludes a $0.1 million gain related to the sale of dry barges which were subsequently leased back to the Company (for accounting purposes, such gain will be deferred over the term of the lease up to the present value of the lease payments).2 Before adjusting for these effects, the recorded total net loss and net loss per share are $(33.6) million and $(0.24), respectively.

Cecilia Yad, Ultrapetrol's Chief Financial Officer, said, "The Company made the decision during the fourth quarter not to make the $10.0 million interest payment due December 15, 2015, on its outstanding 8.875% First Preferred Ship Mortgage Notes due 2021 (the "Notes"). At the same time, the Company and its advisors continued working diligently to negotiate with all its stakeholders in order to reach a solution to its leverage challenges, and by year end, we were able to maintain a healthy liquidity and continued to operate our business on a normal basis, making full and timely payments to vendors, employees, suppliers and trading counterparties while fully maintaining our commitment to safety and customer service. Nevertheless, given the prevailing market difficulties and the Company's inherent exposure to global commodity markets, we believe that the Company needs to maintain a sizeable liquidity cushion to remain solvent during unpredictable downturns. We continue to carry out intensive ongoing negotiations with our secured lenders, seeking to reorganize our capital structure and create a sustainable balance sheet that provides the Company with the security and stability to protect against unpredicted downturns while maximizing value for all stakeholders."

Business Segment Highlights

River

During the fourth quarter of 2015, as throughout the whole year, our River Business was severely impacted by lower freight rates and a reduction in demand, due to a significant decline in commodity prices for river borne goods. This decrease in freight volumes and rates resulted from the combined adverse effects brought forth by historically low commodity prices, which lowered demand for transport capacity in the river and thus produced an overcapacity of barges in the Hidrovia. To counter these negative effects, the Company has taken measures to seek to fully transition into our new "point-to-point" operational system to reap the whole benefits of its lower cost structure and increased efficiency while also focusing on obtaining additional cost savings and leaner structure. We believe the Company has shown significant changes which translated into operational improvements in a context of major headwinds.

Fourth quarter 2015 River Business segment adjusted EBITDA was a loss of $(2.3) million compared to a loss of $(7.2) million in the same period of 2014, representing a $4.9 million improvement. A significant portion of this difference results from lower voyage expenses and maintenance costs derived from the new operational model implemented in 2015 (we transitioned from a complex hub-and-spoke system to a point-to-point system, which increased voyage efficiency and asset utilization, and improved transit times) and lower running costs related to our four convoys chartered to Vale on account of lower utilization in 2015 compared to 2014.

Net tons transported during the fourth quarter of 2015 increased by 28%, when compared to the same period in 2014, driven mainly by improved maize volumes. However, total freight revenues decreased by 1% during the fourth quarter of 2015, when compared to the same period of 2014, mainly driven by continued weakness in freight rates, which decreased by 23% on average during the fourth quarter of 2015 when compared to the same period of 2014.

Prices of agricultural products as well as prices of iron ore and petroleum products we carry along the Hidrovia have recently been at historically low levels. Although this may temporarily impact output, we are confident that prices will return to healthy levels. According to the latest United States Department of Agriculture ("USDA") estimates, the soybean crop in Paraguay for 2015 was 8.1 million tons, which is in line with USDA's estimate for the 2014 crop, and is expected to increase to 8.8 million tons in 2016. Argentina, Brazil, Bolivia, Paraguay and Uruguay are estimated to account for approximately 54% of world soybean production in 2016, as compared to 30% in 1995.We believe these figures are a sign of the strength of the long-term growth prospects of the agricultural sector along the Hidrovia, where the seeded area is expected to continue to grow. In addition, iron ore production in the three mines connected with the river system has also increased substantially in the last decade.While iron ore prices are at historically low levels, this commodity still represents an important long-term growth driver for our River Business, as we expect the global demand for iron ore to recover from current lows.

Offshore Supply

In the Offshore Supply Business, we operate a fleet of thirteen PSVs and one RSV. Out of the thirteen PSVs, eleven were chartered in Brazil (although one of these vessels was blocked and three were cancelled during 2015) and two remained laid-up in the North Sea while being tendered for long-term charters with Petrobras. Our RSV UP Coral is contracted under a long-term time charter with Petrobras in Brazil.

The adjusted EBITDA generated by the Offshore Supply Business segment during the fourth quarter of 2015 decreased by 30% to $6.7 million, compared to $9.6 million in the same period of 2014. This decrease is mostly attributable to the contract cancellation by Petrobras of our UP Esmeralda, UP Amber and UP Pearl, as well as the blocking of our UP Turquoise in September 2015 and the decision to lay up our UP Jasper and UP Agate in response to the severely depressed rate environment in the North Sea. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.

Total revenues from our Offshore Supply Business for the fourth quarter of 2015 decreased by $8.0 million to $21.5 million, as compared to $29.5 million in the same period of 2014. This 27% decrease was primarily related to the contract cancellation by Petrobras of our UP Amber, UP Pearl and UP Esmeralda, and the blocking of our UP Turquoise by Petrobras in September 2015, lower revenues from our UP Jasper and UP Agate related to their lay up in the North Sea on account of low average spot rates and a decrease in revenues in the rest of our PSV fleet (excluding our UP Opal) related to an average 51% devaluation of the Brazilian real between the fourth quarter of 2014 and the fourth quarter of 2015. This was partially offset by an increase in revenue related to our UP Coral and UP Opal, which entered into long-term charters with Petrobras on August 5, 2015 and January 25, 2015, respectively, as compared to their operation in the North Sea during the same period last year.

Ocean

The Ocean Business segment adjusted EBITDA was a loss of $(1.1) million in the fourth quarter of 2015, as compared to a loss of $(2.3) million in the same period of 2014, a $1.2 million increase. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.

Revenues from the Ocean Business increased by $1.4 million, or 9%, to $17.3 million in the fourth quarter of 2015, as compared to $16.0 million the same period of 2014. This increase is mainly attributable to a better performance from our container feeder vessels business coupled with an extensive off-hire during the fourth quarter of 2014 resulting from a mechanical issue with one of our container feeder vessels.

In the fourth quarter of 2015, the Company operated two container vessels in its flag-protected feeder container service in South America, as well as two of our three Product Tankers (Austral and Mentor), which continue to be employed on charters with oil majors in the same flag-protected South American coastal trade in which they have operated in the past. Our Product Tanker Alejandrina completed its last charter on September 18, 2015, and was sold on January 28, 2016, for gross proceeds of $4.9 million.

Use of Non-GAAP Measures

Ultrapetrol believes that the disclosed non-Generally Accepted Accounting Principles, or non-GAAP, measures such as adjusted EBITDA, adjusted net income and any other adjustments thereto, when presented in conjunction with comparable GAAP measures, are useful for investors to use in evaluating the liquidity of the company. These non-GAAP measures should not be considered a substitute for, or superior to, measures of liquidity prepared in accordance with GAAP. A reconciliation of adjusted EBITDA to segment operating profit and cash flow from operations is presented in the tables that accompany this press release.

Investment Community Conference Call

Ultrapetrol will host a conference call for investors and analysts on Tuesday, April 19, 2016, at 10:00 a.m. EDT accessible via telephone and Internet with an accompanying slide presentation. Investors and analysts may participate in the live conference call by dialing 1-800-475-0542 (toll-free U.S.) or +1-773-756-0169 (outside of the U.S.); passcode: ULTR. Please register at least 10 minutes before the conference call begins. A replay of the call will be available for one week via telephone starting approximately one hour after the call ends. The replay can be accessed at 1-888-566-0435 (toll-free U.S.) or +1-402-998-0605 (outside of the U.S.); passcode: 4845. The webcast will be archived on Ultrapetrol's Web site for 30 days after the call.

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for containers, grain and soya bean products, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers and two container feeder vessels. More information on Ultrapetrol can be found at www.ultrapetrol.net.

Forward-Looking Language

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; our ability to obtain additional financing; our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; our dependence upon the abilities and efforts of our management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods we transport and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

ULTR – G

CONTACT: The IGB Group

Leon Berman
212-477-8438
lberman@igbir.com

Bryan Degnan
646-673-9701
bdegnan@igbir.com

Supplemental Information: Summary consolidated financial data

The following summary financial information set forth below is for the years ended December 31, 2015, 2014, 2013, 2012 and 2011 and has been derived from the Company's Financial Statements.

(Stated in thousands of U.S. dollars, except par value and share amounts)

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(Dollars in thousands)
Statement of Operations Data (1):
Revenues(2)	$347,477	$363,675	$411,217	$313,169	$304,482
Operating and manufacturing expenses (3)	(242,100)	(267,602)	(297,478)	(254,427)	(224,607)
Depreciation and amortization	(51,132)	(53,417)	(42,535)	(43,852)	(39,144)
Loss on write- down of vessels, goodwill and intangible assets	(8,030)	(10,511)	--	(16,000)	--
Administrative and commercial expenses	(48,292)	(47,081)	(41,730)	(32,385)	(29,604)
Otheroperating income, net	1,859	1,597	5,692	8,376	8,257
Operating profit (loss)	(218)	(13,339)	35,166	(25,119)	19,384

Financial expense	(36,079)	(35,097)	(33,551)	(35,793)	(35,426)
Foreign currency exchange gains (losses), net	(4,820)	2,089	18,849	(2,051)	(2,552)
Financial loss on extinguishment of debt	--	--	(5,518)	(940)	--
Financial income	68	105	170	6	332
(Loss) gain on derivatives, net	--	(1)	(142)	--	(16)
Investments in affiliates	(817)	(1,056)	(520)	(1,175)	(1,073)
Other, net	172	88	64	(661)	(621)

(Loss) income before income taxes	(41,694)	(47,211)	14,518	(65,733)	(19,972)
Income taxes (expense) benefit	(6,310)	(5,065)	(6,597)	2,969	1,737

Net (loss) income	$(48,004)	$(52,276)	$7,921	$(62,764)	$(18,235)

Net Income (Loss) attributable to noncontrolling interest	--	--	553	893	570
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	(48,004)	(52,276)	7,368	(63,657)	(18,805)

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(Dollars in thousands)
Amounts attributable to Ultrapetrol (Bahamas) Limited:
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	(48,004)	(52,276)	7,368	(63,657)	(18,805)
Basic and diluted income (loss) per share of Ultrapetrol (Bahamas) Limited:
From continuing operations	$(0.34)	$(0.37)	$0.05	$(1.80)	$(0.64)
From discontinued operations	$--	$--	$--	$--	$--
	$(0.34)	$(0.37)	$0.05	$(1.80)	$(0.64)
Basic weighted average number of shares	140,713,509	140,292,249	140,090,112	35,382,913	29,547,365
Diluted weighted average number of shares (4)	140,713,509	140,292,249	140,326,764	35,382,913	29,547,365

Balance Sheet Data (end of period) (1):
Cash and cash equivalents	$45,193	$34,982	$72,625	$222,215	$34,096
Restricted cash - current	10,779	11,246	12,132	5,968	6,819
Working capital (5)	(383,797)	17,236	104,316	108,245	32,245
Vessels and equipment, net	669,087	717,405	715,431	647,519	671,445
Total assets	849,316	897,061	980,011	1,010,318	830,287
Total debt (6)	475,002	467,547	500,049	522,410	517,762
Common Stock	1,446	1,446	1,443	1,443	339
Number of shares outstanding	140,729,487	140,729,487	140,419,487	140,419,487	30,011,628
Ultrapetrol (Bahamas) Limited stockholders' equity	309,614	355,722	405,561	399,751	244,297
Noncontrolling interest	--	--	--	6,748	5,874
Total equity	309,614	355,722	405,561	406,499	250,171

Statement of Cash Flow Data (1):
Total cash flows provided by (used in) operating activities	37,000	35,254	19,847	(3,935)	14,757
Total cash flows (used in) investing activities	(24,324)	(41,645)	(120,726)	(32,513)	(97,863)
Total cash flows (used in) provided by financing activities	(2,465)	(31,252)	(48,711)	224,567	11,632
EBITDA as defined in the Notes due 2021 (7)	53,147	51,413	97,067	32,045	54,028
Adjusted Consolidated EBITDA (7)	$53,147	$57,072	$97,067	$32,045	$54,028

(1)
As a result of a non-compliance of and the cross default provisions contained in relevant debt agreements, the Company has classified its entire debt as of December 31, 2015, as current liabilities in the consolidated financial statements included elsewhere herein. As a result, the Company reports a working capital deficit of $383.8 million at December 31, 2015. If our indebtedness is accelerated, it will be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens, which could impair our ability to conduct our business and continue as a going concern. The consolidated financial statements included elsewhere herein have been prepared assuming that the Company will continue as a going concern. Accordingly, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.

(2)
Includes total revenues from transportation and services of $330.6 million and $16.9 million from manufacturing in 2015; revenues from transportation and services of $347.7 million and $16.0 million from manufacturing in 2014; revenue from transportation and services $345.6 million and $65.6 million from manufacturing in 2013; revenues from transportation and services of $282.9 million and $30.3 million from manufacturing in 2012 and revenues from transportation and services of $285.4 million and $19.1 million from manufacturing in 2011.

(3)
Operating and manufacturing expenses are voyage expenses, running costs and manufacturing costs. Voyage expenses, which are incurred when a vessel is operating under a contract of affreightment (as well as any time when they are not operating under time or bareboat charter), comprise all costs relating to a given voyage, including port charges, canal dues and fuel (bunkers) costs, are paid by the vessel owner and are recorded as voyage expenses. Voyage expenses also include charter hire payments made by us to owners of vessels that we have chartered in. Manufacturing expenses, which are incurred when a constructed river barge is sold, is comprised of steel cost, which is the largest component of our raw materials and the cost of labor. Running costs, or vessel operating expenses, include the cost of all vessel management, crewing, repairs and maintenance, spares and stores, insurance premiums, lubricants and certain drydocking costs.

(4)	Not applicable when a net loss is reported.

(5)	Current assets less current liabilities.

(6)	Includes accrued interest.

(7)	The following table reconciles our "EBITDA as defined in the Notes due 2021" and "Adjusted Consolidated EBITDA" to our cash flows from operating activities:

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(Dollars in thousands)
Net cash provided (used in) by operating activities from continuing operations	$37,000	$35,254	$19,847	$(3,935)	$14,772
Net cash (used in) provided by operating activities from discontinued operations	--	--	--	--	(15)
Total cash flows from operating activities	37,000	35,254	19,847	(3,935)	14,757
Plus
Adjustments from continuing operations
Increase / Decrease in operating assets and liabilities	(23,875)	(35,053)	34,098	(842)	7,945
Expenditure for drydocking	7,580	10,107	10,150	5,978	3,478
Income taxes expense (benefit)	6,310	5,065	6,597	(2,969)	(1,737)
Financial expenses	36,079	35,097	33,551	35,793	35,426
(Losses) Gains on derivatives, net	--	--	(216)	--	(16)
Gain on disposal of assets	--	--	--	3,564	--
Contribution from sale and lease back	(400)	(401)	1,498	2,086	--
Allowance for doubtful accounts	(228)	(720)	(2,467)	(1,266)	(598)
Net loss (income) attributable to non-controlling interest	--	--	(553)	(893)	(570)
Change in valuation allowance of deferred income tax assets	(4,471)	811	(1,632)	(1,549)	(197)
Other adjustments	(4,848)	1,253	(3,806)	(3,922)	(4,475)

Adjustments from discontinued operations	--	--	--	--	15
EBITDA as defined in the Notes due 2021	53,147	51,413	97,067	32,045	54,028
SPA closing termination payments	--	5,659	--	--	--

Adjusted Consolidated EBITDA	$53,147	$57,072	$97,067	$32,045	$54,028

The following table shows our audited consolidated balance sheet at December 31, 2015and 2014:
(Stated in thousands of U.S. dollars, except par value and share amounts)
	At December 31,
	2015	2014
ASSETS

CURRENT ASSETS

Cash and cash equivalents	$45,193	$34,982
Restricted cash	10,779	11,246
Accounts receivable, net of allowance for doubtful accounts of $489 and $3,178 in 2015 and 2014, respectively	32,655	37,341
Operating supplies and inventories	16,947	4,030
Prepaid expenses	3,560	4,083
Other receivables	18,064	18,067
Otherassets	15,362	--
Total current assets	142,560	109,749
NONCURRENT ASSETS

Other receivables	21,500	28,084
Restricted cash	1,472	1,472
Vessels and equipment, net	669,087	717,405
Dry dock	10,281	13,551
Investments in and receivables from affiliates	3,570	3,906
Intangible assets	--	582
Goodwill	--	5,015
Other assets	--	13,266
Deferred income tax assets	846	4,031
Total noncurrent assets	706,756	787,312
Total assets	$849,316	$897,061

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Accounts payable	$29,391	$30,518
Customer advances	1,968	3,090
Payable to related parties	41	1,636
Accrued interest	11,454	1,513
Current portion of long-term financial debt	463,548	32,929
Other current liabilities	19,955	22,827
Total current liabilities	526,357	92,513
NONCURRENT LIABILITIES

Long-term financial debt	--	433,105
Deferred income tax liabilities	10,562	12,170
Other liabilities	--	368
Deferred gains	2,783	3,183
Total noncurrent liabilities	13,345	448,826
Total liabilities	539,702	541,339

EQUITY
Common stock, $0.01 par value: 250,000,000 authorized shares; 140,729,487 shares outstanding in 2015 and 2014, respectively	1,446	1,446
Additional paid-in capital	491,893	490,469
Treasury stock: 3,923,094 shares at cost	(19,488)	(19,488)
Accumulated deficit	(163,388)	(115,384)
Accumulated other comprehensive loss	(849)	(1,321)
Total equity	309,614	355,722

Total liabilities and equity	$849,316	$897,061

The following table contains our audited historical statements of income data for the years ended December 31, 2015and 2014derived from our audited condensed consolidated statements of income expressed in thousands of U.S. dollars:
	Year Ended December 31,
	2015	2014	Percent Change
Revenues
Attributable to River Business	$172,565	$175,110	-1%
Attributable to Offshore Supply Business	107,094	119,581	-10%
Attributable to Ocean Business	67,818	68,984	-2%
Total revenues	347,477	363,675	-4%

Voyage and manufacturing expenses
Attributable to River Business	(73,946)	(90,773)	-19%
Attributable to Offshore Supply Business	(5,074)	(6,879)	-26%
Attributable to Ocean Business	(25,848)	(21,433)	21%
Total voyage expenses	(104,868)	(119,085)	-12%

Running costs
Attributable to River Business	(56,252)	(61,445)	-8%
Attributable to Offshore Supply Business	(44,950)	(52,318)	-14%
Attributable to Ocean Business	(36,030)	(34,754)	4%
Total running costs	(137,232)	(148,517)	-8%

Amortization of drydocking and intangible assets	(9,860)	(7,537)	31%
Depreciation of vessels and equipment	(41,272)	(45,880)	-10%
Loss on write-down of vessels, goodwill and intangible assets	(8,030)	(10,511)	-24%
Administrative and commercial expenses	(48,292)	(47,081)	3%
Other operating income, net	1,859	1,597	16%
Operating (loss) profit	(218)	(13,339)	-(98%

Financial expense	(36,079)	(35,097)	3%
Financial loss on extinguishment of debt	--	--	--%
Foreign currency exchange gains (losses), net	(4,820)	2,089	--%
Investment in affiliates	(817)	(1,056)	-23%
Other, net	240	192	25%
Total other expenses	(41,476)	(33,872)	22%
(Loss) income before income tax	$(41,694)	$(47,211)	-12%
Income tax (expenses) benefit	(6,310)	(5,065)	25%
Net income attributable to noncontrolling interest	--	--	--
Net income (loss) attributable to Ultrapetrol (Bahamas) Limited	(48,004)	(52,276)	-8%

The following table contains our audited statements of cash flows for the years ended December 31, 2015, 2014 and 2013:
(Stated in thousands of U.S. dollars)
	For the years ended December 31,
	2015	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(48,004)	$(52,276)	$7,921
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation of vessels and equipment	41,272	45,880	38,951
Amortization of dry docking	9,860	7,493	3,409
Expenditure for dry docking	(7,580)	(10,107)	(10,150)
Loss on derivatives, net	-	-	216
Debt issuance expense amortization	2,607	2,272	2,711
Financial loss on extinguishment of debt	-	-	5,518
Amortization of intangible assets	-	44	175
Net losses from investments in affiliates	817	1,056	520
Allowance for doubtful accounts	228	720	2,467
Loss on write-down of vessels	8,030	10,511	-
Share - based compensation	1,424	1,073	575
Change in valuation allowance of deferred income tax assets	4,471	(811)	1,632
Changes in assets and liabilities:
(Increase) decrease in assets:
Accounts receivable	4,925	9,775	(13,906)
Other receivables, operating supplies and inventories and prepaid expenses	13,148	19,856	(9,053)
Other	3,824	588	188
Increase (decrease) in liabilities:
Accounts payable and customer advances	(3,953)	(8,497)	(5,964)
Other payables	5,931	7,677	(5,363)
Net cash provided by (used in) operating activities	37,000	35,254	19,847
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of vessels and equipment ($7,521 in 2013 for barges built, sold and leased-back)	(24,324)	(59,234)	(130,136)
Proceeds from disposals of vessels, net ($9,410 in 2013 for barges sold and leased-back)	-	-	9,410
Proceeds from shipbuilding contract cancelation	-	17,589	-
Other investing activities, net	-	-	-
Net cash (used in) investing activities	(24,324)	(41,645)	(120,726)
CASH FLOWS FROM FINANCING ACTIVITIES
Scheduled repayments of long-term financial debt	(33,760)	(32,253)	(31,075)
Early repayment of long-term financial debt	(676)	-	(39,825)
Prepayment of 2017 Senior Convertible Notes	-	-	(80,000)
Prepayment of 2014 Senior Notes	-	-	(180,000)
Short-term credit facility repayments	-	-	(8,275)
Proceeds from issuance of 2021 Senior Notes, net of issuance costs	-	-	216,654
Proceeds from revolving credit facilities	28,750	-	-
Proceeds from long-term financial debt	3,200	-	93,950
Purchase of subsidiary shares from noncontrolling interest	-	-	(10,250)
(Increase) decrease in restricted cash	467	877	(6,163)
Other financing activities, net	(446)	124	(3,727)
Net cash (used in) provided by financing activities	(2,465)	(31,252)	(48,711)
Net (decrease) increase in cash and cash equivalents	10,211	(37,643)	(149,590)
Cash and cash equivalents at the beginning of year	34,982	72,625	222,215
Cash and cash equivalents at the end of year	$45,193	$34,982	$72,625

The following table reconciles our Adjusted Consolidated EBITDA to our cash flow for the years ended December 31, 2015, and 2014:
	Year ended December 31,
($000's)	2015	2014
Total cash flows provided by operating activities	37,000	35,254
Total cash flows used in investing activities	(24,324)	(41,645)
Total cash flows used in from financing activities	(2,465)	(31,252)

Total cash flows from operating activities	$37,000	$35,254

Plus

Adjustments

Increase / Decrease in operating assets and liabilities	(23,875)	(35,053)
Expenditure for dry docking	7,580	10,107
Income Tax Expense	6,310	5,065
Financial Expenses	36,079	35,097
Allowance for doubtful accounts	(228)	(720)
Yard EBITDA from Touax sale	(400)	(401)
SPA closing termination payments	--	5,659
Change in valuation allowance of deferred income tax assets	(4,471)	811
Other adjustments	(4,848)	1,253

Adjusted Consolidated EBITDA	$53,147	$57,072

The following table reconciles our adjusted net income and adjusted EPS to net loss and EPS for the years ended December 31, 2015 and 2014:

($000's)	Year ended December 31, 2015	Year ended December 31, 2014	% Change	4Q 15	4Q 14	% Change

Revenues	$347,477	$363,675	-4%	$71,074	$78,595	-10%

Adjusted EBITDA	$53,147	$57,072	-7%	$2,179	$(1,652)	--

Net (loss) income as reported	$(48,004)	$(52,276)	-8%	$(33,623)	$(35,697)	-6%

EPS as reported (In $ per share)	$(0.34)	$(0.37)	-8%	$(0.24)	$(0.25)	-4%

Adjustments to Net Income / Loss as reported

Yard EBITDA from barge sale	(400)	(401)	--%	(103)	(104)	-1%
Income Tax on exchange variance (loss)	(105)	(169)	-38%	(346)	(277)	25%
Non-cash loss on write-down of vessels	8,030	10,511	-24%	8,030	10,511	-24%
Extinguishment of debt	--	--	--	--	--	--
SPA closing termination payment	--	5,659	--	--	--	--

Adjusted net (loss) income	$(40,479)	$(36,676)	10%	$(26,042)	$(25,567)	2%
Adjusted EPS (In $ per share)	$(0.29)	$(0.26)	12%	$(0.19)	$(0.18)	6%

(1) Provision for income tax on foreign currency exchange gains on U.S. dollar denominated debt of one of our subsidiaries on the Offshore Supply Business.

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the fourth quarter ended December 31, 2015:
	Fourth quarter ended December 31, 2015
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$(8,875)	$1,813	(10,071)	(17,133)
Depreciation and amortization	6,843	4,912	1,043	12,798
Non-cash loss on write-down of vessels	--	--	8,030	8,030
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(130)	--	(162)	(292)
Yard EBITDA from Touax barge sale	(103)	--	--	(103)
Other, net	--	10	36	46

Segment Adjusted EBITDA	$(2,265)	$6,735	$(1,124)	$3,346

Items not included in Segment Adjusted EBITDA
Financial expense				68
Foreign currency exchange gains, net				(1,235)

Adjusted Consolidated EBITDA				$2,179

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the fourth quarter ended December 31, 2014:

	Fourth quarter ended December 31, 2014
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$(15,503)	$5,017	(14,753)	(25,239)
Depreciation and amortization	8,796	4,531	1,906	15,233
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	--	--	10,511	10,511
Net (loss) on derivatives, net	(342)	--	(3)	(345)
Yard EBITDA from Touax sale	(104)	--	--	(104)
Other, net	--	3	3	6

Segment Adjusted EBITDA	$(7,153)	$9,551	$(2,336)	$62

Items not included in Segment Adjusted EBITDA
Financial income				26
Foreign currency exchange gains, net				(1,740)

Adjusted Consolidated EBITDA				$(1,652)

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the year ended December 31, 2015:
	Year ended December 31, 2015
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$(10,111)	$24,486	(14,593)	(218)
Depreciation and amortization	27,715	18,890	4,527	51,132
Non-cash loss on write-down of vessels	--	--	8,030	8,030
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(655)	--	(162)	(817)
Yard EBITDA from Touax barge sale	(400)	--	--	(400)
SPA closing termination payment	--	--	--	--
Other, net	(1)	32	141	172

Segment Adjusted EBITDA	$16,548	$43,408	$(2,057)	$57,899

Items not included in Segment Adjusted EBITDA
Financial income				68
Foreign currency exchange (losses), net				(4,820)

Adjusted Consolidated EBITDA				$53,147

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the year ended December 31, 2014:

	Year ended December 31, 2014
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating profit (loss)	$(30,046)	$28,980	(12,273)	(13,339)
Depreciation and amortization	28,919	17,118	7,380	53,417
Investment in affiliates / Net (loss) attributable to non-controlling interest in subsidiaries	--	--	10,511	10,511
Net (loss) on derivatives, net	(1,023)	--	(33)	(1,056)
Yard EBITDA from Touax sale	(401)	--	--	(401)
Reduction in opex	2,784	2,420	455	5,659
Other, net	--	34	53	87

Segment Adjusted EBITDA	$233	$48,552	$6,093	$54,878

Items not included in Segment Adjusted EBITDA
Financial income				105
Foreign currency exchange gains, net				2,089

Adjusted Consolidated EBITDA				$57,072